HCA Holdings, Inc.

One Park Plaza

Nashville, TN 37203

December 21, 2011

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Re:	HCA Holdings, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-11239

Dear Mr. Rosenberg:

On behalf of HCA Holdings, Inc. (the “Company, “our” or “we”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2011 (the “Comment Letter”), concerning the Company’s Form 10-Q for the quarterly period ended September 30, 2011.

For your convenience, we have set out the text of the comments from the December 14, 2011 Comment Letter in italics, followed by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenue/Volume Trends, page 30

1.	Please provide us an analysis that demonstrates how under your accounting policy you were able to recognize $39 million and $51 in Medicaid and Medicare incentive program revenues during the quarters ended June 30, 2011 and September 30, 2011, respectively, given that the final EHR incentive payment is required to be based on a cost report year that begins within the EHR reporting period. Since the EHR reporting period began on October 1, 2010, it is not clear how cost report information for the cost report year that will determine the final calculation of the incentive payment would have been available.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 21, 2011

We supplementally advise the Staff the $39 million of EHR incentives recognized during the quarter ended June 30, 2011 related solely to Medicaid incentives and the $51 million of EHR incentives recognized during the quarter ended September 30, 2011 was comprised of $34 million related to Medicaid incentives and $17 million related to Medicare incentives.

Medicaid EHR incentive calculations and related payment amounts are based upon prior period cost report information available at the time our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, and are not subject to revision for cost report data filed for a subsequent period. Thus, incentive revenue recognition occurs at the point our eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period, as the cost report information for the full cost report year that will determine the final calculation of the incentive payment is known at that time.

Medicare EHR incentive calculations and related initial payment amounts are based upon the most current filed cost report information available at the time our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period. However, unlike Medicaid, this initial payment amount will be adjusted based upon an updated calculation using the annual cost report information for the cost report period that began during the applicable payment year. Thus, incentive revenue recognition occurs at the point our eligible hospitals demonstrate meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

The Medicare EHR incentives we recognized during the quarter ended September 30, 2011, related to our eligible hospitals that: (1) had demonstrated meaningful use of certified EHR technology for the applicable period prior to September 30, 2011 and (2) had an annual cost report period that began on October 1, 2010 and ended on September 30, 2011 (information for the full cost report year that will determine the final calculation of the incentive payment was available at this point). The cost report information required to calculate the Medicare incentive payments is generated from our patient accounting and financial reporting systems that we routinely utilize to prepare our monthly, quarterly and annual consolidated financial statements.

With the number of eligible hospitals we operate and the dispersion of cost report year ends, we have eligible hospitals that have cost report year ends for each month during the Company’s fiscal year. The application of the current method for recognizing revenue related to Medicare EHR incentives results in revenue being recognized each month during the September 2011 through August 2012 period for our eligible hospitals that demonstrated meaningful use of certified EHR technology for the applicable period prior to September 30, 2011. This revenue recognition application results in revenue being deferred for our eligible hospitals that have cost report year ends subsequent to the period of receipt of the initial Medicare EHR incentive payments even though they have

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 21, 2011

demonstrated the required meaningful use of certified EHR technology for the applicable period and we have received the initial incentive payments for those eligible hospitals. Even though substantially all of our eligible hospitals demonstrated meaningful use of certified EHR technology during the same 90 day meaningful use reporting period, some of our eligible hospitals will recognize revenue related to the Medicare EHR incentives prior to receipt of the initial Medicare incentive payment and other eligible hospitals will recognize revenue several months subsequent to receipt of the initial Medicare EHR incentive payment. Based upon our review of changes from period to period in the applicable cost report information used for the Medicare EHR incentive payment calculations, we do not expect the adjustments to initial Medicare incentive payment amounts will be significant.

2.	Please provide us an analysis supporting classification of amounts recognized for Medicaid and Medicare incentive programs in the line item “Revenues” within your Condensed Consolidated Income Statements.

We supplementally advise the Staff that we have recorded the Medicare and Medicaid EHR incentives as “other revenues” (they are not included with Medicare and Medicaid revenues), which is a component of our single line item presentation of consolidated “revenues.” We provide tables (see pages 5, 6, 30 and 31 of our Form 10-Q for the quarterly period ended September 30, 2011) that show the components of consolidated revenues by payer and in future filings we will disclose that the Medicare and Medicaid EHR incentives are recorded as components of “other revenues.” We provide disclosures regarding both the EHR incentive payments and the related costs in our discussion of revenues (Revenue/Volume trends in MD&A) and we will continue to provide these disclosures through the term of the EHR incentive program. The $90 million of Medicare and Medicaid incentives recorded during the nine months ended September 30, 2011 represents 0.4% of consolidated revenues for the nine-month period and we currently estimate that the Medicare and Medicaid incentives will not exceed 1.0% of consolidated revenues for any annual period over the term of the EHR incentive program.

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 21, 2011

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at don.street@hcahealthcare.com, telephone (615) 344-5900 or fax (615) 344-5959 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

Don Street

Chief Accounting Officer

cc:	Kei Nakada, Securities and Exchange Commission